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                                                   Exhibit 99(a)(i)(I)

                                                   WIND POINT PARTNERS
                                                   676 North Michigan Avenue
                                                   Suite 3300
                                                   Chicago, IL  60611


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AT WIND POINT PARTNERS:    AT BUSHNELL:                       AT THE FINANCIAL RELATIONS BOARD:

Rebecca Vanderlake         Joseph Messner                     Gillian O'Donoghue
Communications Manager     Chief Executive Officer            Media Contact
(312) 255-4805             (913) 752-6195                     (312) 640-6689
RJV@WPPARTNERS.COM                                            GODONOGHUE@FRB.BSMG.COM
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          BUSHNELL SPORTS OPTICS EXTENDS TENDER OFFER FOR COMMON STOCK
               OF SERENGETI EYEWEAR, INC. UNTIL 11:00 AM NEW YORK
                     CITY TIME ON THURSDAY, AUGUST 17, 2000

CHICAGO, IL, AUGUST 11, 2000 - Bushnell Sports Optics, an operating name of Worldwide Sports & Recreation, today announced that Sunshine Acquisition, Inc., a wholly-owned subsidiary, has extended its tender offer to acquire at $3.95 per share in cash all of the outstanding shares of common stock of Serengeti Eyewear, Inc. (OTC: SOLR) until 11:00 AM New York City time on Thursday, August 17, 2000. The tender offer had previously been scheduled to expire at 12:00 midnight New York City time on Wednesday, August 16, 2000. Bushnell Sports Optics also announced today that the Merger Agreement by and among Worldwide Sports & Recreation, Inc., Sunshine Acquisition, Inc. and Serengeti Eyewear, Inc. had been amended to provide, among other things, that the financing condition in the Merger Agreement will have to have been satisfied or waived at or prior to the expiration of the offer.

Morrow & Co., Inc. (212-754-8000) is acting as the Information Agent for the tender offer.

ABOUT BUSHNELL SPORTS OPTICS

       Bushnell Sports Optics is a global manufacturer and marketer of branded consumer products based in Overland Park, Kansas. Bushnell is a leading supplier of high quality sports optics including binoculars, telescopes, riflescopes, night vision, ski goggles, laser rangefinders, sunglasses and safety glasses marketed under the Bushnell, Bolle, and Bausch & Lomb brand names. Bushnell is a privately held company funded by Wind Point Partners, a private equity investment firm.

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ABOUT SERENGETI EYEWEAR

       Serengeti Eyewear designs, markets and distributes branded premium sunglasses. Major premium brands include Serengeti Drivers, Serengeti Kinetix and H2Optix. Serengeti's non-premium brands include Solar*X, Sensor-X, Grafix and Mach 1. The Serengeti lens is recognized worldwide as a leading high-performance lens and receives strong support from sunglass retailers and distributors worldwide.

ABOUT WIND POINT PARTNERS

       Wind Point Partners is a private equity investment firm with offices in Chicago and Southfield, Michigan. Established in 1983, Wind Point has successfully invested over $500 million in more than 70 privately held companies. Wind Point focuses on partnering with world class executives to build outstanding companies via acquisition and organic growth.

       ON THE DATE HEREOF, SUNSHINE ACQUISITION, INC. WILL FILE A SCHEDULE TO/A AMENDMENT NO. 1 TO SCHEDULE TO WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. SECURITY HOLDERS SHOULD READ THE SCHEDULE TO/A WHEN IT IS AVAILABLE BECAUSE IT CONTAINS IMPORTANT INFORMATION. INVESTORS CAN GET THE SCHEDULE TO/A AND OTHER FILED DOCUMENTS FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV.

Bausch & Lomb is a registered trademark of and used under license from Bausch & Lomb, Inc.


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